Invest in Splitsy

FinTech mobile app enabling 19M+ Americans to automatically split monthly bills



🐦 f 📷 🔊   SPLITSY.APP   KANSAS CITY MO   Technology Software Mobile Fintech Bills

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Why you may want to invest in us...

1 Digital Sandbox KC $20,000 Grant Recipient 💸

2 $400+ Billion Interchange Revenue Industry 💳

3 Over 19 Million people in the U.S. share bills 🤝

4 $200+ Billion Shared Apartment & Utility Industry 👥

5 Amazon Web Services Start-Up Credits $25,000 💸

6 Waitlist of 100+ users ready to Beta Test 📱

7 Patent Pending Technology ✔️

8 Diverse Leadership board involved in over three successful start-ups

Why investors ❤️ us
WE'VE RAISED $4,150 SINCE OUR FOUNDING

 *I've known Brad his whole life. He is the most motivated, ambitious and dedicated hard working young man I know*
Bruce Skriloff ☆

SEE MORE

Our team

 **Brad Starnes**
President & Co-Founder
Brad has been a small-scale serial entrepreneur since he was 10. From his grass mowing business & retail sales, to his own web design & consulting business his mindset never stops and his next idea is already brewing somewhere and somehow!
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 **Joe Allen**
Vice President & Co-Founder
Joe has had a huge interest in the rental industry for the longest time and he's especially focused in Urban Planning. Joe has presented many ideas to the city of Kansas City on Urban Planning reform and continues to do the same with Splitsy!
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 **Nolan McMichael**
Director of Finance & Partnerships
Nolan has been a finance guru since he was born. Nolan spent time on his board with his Fraternity managing finances and has taken Splitsy to the next level!
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In the news

 **Meet the latest tech startups joining the ranks of Digital Sandbox KC in the new year**

A new year means a jump-started opening for Splitsy and two other Kansas City startups joining the roster of Digital Sandbox KC-funded companies, said Brad Starnes. "We could not thank the Sandbox enough

companies, said Brad Starnes. "We could not thank the Sandbox enough

January 12, 2021 @ bit.ly

We moved to Kansas City, creating the idea of Splitsy.

Our co-founders, Brad & Joe, moved to Kansas City from St. Louis in August of 2017 and became roommates while attending the University of Missouri - Kansas City. After enjoying their time in on-campus housing, Brad & Joe were on a mission to find their first apartment. The idea of Splitsy started here.



We needed a better way to split monthly bills.

Shortly after moving into their first apartment, Brad decided to grow his website development business which caused some delayed funds to pay bills due to the nature of contract work. Joe and Brad worked out a temporary solution to pay bills together, which then sparked the idea of Splitsy.

When they added a third roommate, splitting bills became even trickier which accelerated their passion for the idea.

We joined a local Cohort Program.

We were accepted into the UMKC E-Scholars Cohort program where we refined our business model, redeveloped our idea, and connected with mentors that have helped us take our idea to the next level.



We received grant funding!

We pitched for the Digital Sandbox KC Program in October of 2020 where they choose 4 of 25-30 applicants to receive a $20,000 grant paid to a vendor of our choice. Digital Sandbox KC is backed by some of the largest enterprises in the Kansas City metropolitan area and is sponsored by the University of Missouri - Kansas City with over $80M in follow-on funding.





Our Competitors

The bill pay FinTech industry is growing substantially. However, we already have a few competitors in the space such as Splitwise, Venmo, CashApp, etc.

Our competitors currently only have a way to "send money to friends & family for bills" or to "manage bills with friends & family" but our competitors do not bridge the gap between the two in a way that Splitsy does. We allow users to manage their bills while offering an automatic monthly bill payment system.

What's next?

During Q1 of 2021, we start development with the $20,000 grant paid by Digital Sandbox KC program. During this time we are growing our waitlist and marketing on social media platforms.

In Q2 of 2021, we plan to launch our MVP by April 15th. During this time, we will transition our marketing focus on downloading the application. We will then close our WeFunder campaign and gear up for venture capital conversations.

In Q3 of 2021, we plan to introduce merchant offers into the application as well as rollout post-MVP features. We will also build marketing partnerships with rental websites, housing communities, and corporations. We plan to close a venture capital deal near this time.

In Q4 of 2021, we look to begin the development of Phase 2 of the application, this would be made possible by the venture capital we hope to receive in Q3. We also look to finalize marketing partnerships and roll-out phase 2 campaigns on social media.

Please note that this is an estimated timeline and completion of these milestones is not guaranteed.



We're eager to launch and ready for you!

Shortly after, COVID-19 hit, we were forced into a remote work setting and buckled down to accelerate our growth of Splitsy. We've grown our board of mentors, introduced ourselves to VC companies (for post-WeFunder), and more.

We've come this far, and we're ready for you to "Go Splitsies" with us!



Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

We allow peers to split large bills such as rent, electric, water, cable, and more, automatically each month. In short, we pay the bill for the users and then charge each person their individual portion. We even give users the opportunity to build credit at an earlier age with our specialized offers from big lenders so they aren't scrambling to build credit as they grow!

Where will your company be in 5 years? ⌄

We're hope for Splitsy to be in the hands of millions of shared households in the United States, giving shared households the ability to easily Split bills and not have to be the ones covering the bills for their roommates

Why did you choose this idea? ⌄

As roommates in College, our cofounders witnessed a serious problem with sharing bills between roommates. We didn't just witness it, we LIVED it. As we asked around from all of our college friends, we realized many of them had the same issue as us and we knew we had to change this problem. We want to change the shared bill industry for good! ❤

How far along are you? What's your biggest obstacle? ⌄

After over a year of product research, mentorship, and iterative product development; we are more than ready to get Splitsy to the market. We have a waitlist ready to go we just need your help!

Our biggest obstacle has been raising capital as an entry-level idea from bootstrapped mockups. We believe with our Digital Sandbox KC Funding, we will easily overcome this obstacle.

Who competes with you? What do you understand that they don't? ⌄

Venmo is our #1 Competitor as their social feature and easy UI allows users to share payments after one roommate already pays the bill. Venmo's public data shows that their #2 used Emoji is for utility bills & rent, hence proving the large market of shared bills. What we understand is that our target market lives paycheck to paycheck and can't afford to cover large bills for their roommates every month. College students and young adults are busy, sometimes working 2-3 jobs, and don't have the time to request and manage money for bills each month.

How will you make money? ⌄

Splitsy makes money by charging ZERO fee's to the users! That's right, no fee's for using the Splitsy application. We are partnering with a bank that allows us to take a cut of the interchange fee they collect every time our Splitsy credit card is used online.

Some other revenue streams we plan to introduce are:
- Paid Specialized Offers from Lenders targeted at Millennials and Gen-Z
- Splitsy Pro w/ Premium features you won't receive with the basic Splitsy app
- Pay your bill in advanced, and we earn interest!
- 10+ undisclosed Ideas that are still in-progress

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risks is capital. As a technology company; scalability, enhancements, and more are not an ongoing issue as we grow, it's simply the capital to get there.

Splitsy is an early company and we have spent over a year bootstrapping every mockup, promo video, logo design, website, and more that you see to this day. We've been diligent about our expenditures to make sure we don't put our Investors at risk.

If Splitsy were to fail, it would be because we did not scale quickly and efficiently at launch. With software, if we market and bring awareness quick enough we will easily be shoved to the corner by our competitors.

For things to go right, our Founders need to put the users of Splitsy at the forefront of our idea and listen to our users interest and feedback.



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